

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

Carsten Falk
Chief Executive Officer
Wikisoft Corp.
315 Montgomery Street
San Francisco, CA 94104

>   **Re: Wikisoft Corp.**
>   **Form 10-12G**
>   **Filed January 6, 2021**
>   **File No. 000-56239**

Dear Mr. Falk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-12G filed January 6, 2021

Executive Compensation, page 31

1.   Please disclose the executive compensation for the fiscal year ended December 31, 2020. Refer to Item 402 of Regulation S-K.

General

2.   Please tell us whether you qualify as an emerging growth company and if so check the box on the cover page to indicate as such and revise your prospectus to:
   • Describe how and when a company may lose emerging growth company status;
   • Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Exchange Act of 1934;
   • State your election under Section 107(b) of the JOBS Act;
      ○ If you have elected to opt out of the extended transition period for complying

       with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

○ If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Svetlana Rovenskaya, Esq.